3/16

07021879

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiningbank Energy Income Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FILE NO. 82- 34977

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/19/07

File No. 82-34977

RECEIVED
2007 MAR 16 A 9:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

Consolidated Financial Statements of

SHININGBANK ENERGY INCOME FUND

For the years ended December 31, 2006 and 2005

AUDITORS' REPORT TO THE UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND

We have audited the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed "*KPMG LLP*"
Chartered Accountants

Calgary, Canada
February 27, 2007

Consolidated Balance Sheets

December 31 ($ thousands)	2006	2005
Assets		
Current assets		
Accounts receivable	$ 76,518	$ 76,945
Prepaid expenses	9,254	6,747
Assets held for sale (note 4)	2,976	-
	88,748	83,692
Fixed assets (note 5)		
Petroleum and natural gas properties and equipment	2,120,005	1,539,488
Accumulated depletion and depreciation	(692,594)	(505,150)
	1,427,411	1,034,338
Goodwill	132,322	51,124
Other assets	531	426
	$ 1,649,012	$ 1,169,580
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 75,890	$ 78,332
Trust Unit distributions payable	32,646	40,950
	108,536	119,282
Long term debt (note 7)	430,328	199,129
Future income taxes (note 8)	129,427	83,829
Asset retirement obligations (note 6)	31,872	30,348
Unitholders' equity		
Trust Units (note 9)	1,352,313	996,855
Exchangeable Shares (note 9)	3,774	4,248
Contributed surplus (note 9)	6,681	3,364
Deficit	(413,919)	(267,475)
	948,849	736,992
Commitments and contingencies (note 13)		
	$ 1,649,012	$ 1,169,580

See accompanying notes to the consolidated financial statements

Approved on behalf of Shiningbank Energy Income Fund by its administrator, Shiningbank Energy Ltd.

Signed "*Arne R. Nielsen*"
Arne R. Nielsen
Director

Signed "*Robert B. Hodgins*"
Robert B. Hodgins
Director

Consolidated Statements of Earnings and Deficit

Year Ended December 31 ($ thousands, except per Trust Unit amounts)	2006	2005
Revenues		
Oil and natural gas sales	$ 400,796	$ 419,663
Royalties	74,230	88,078
	326,566	331,585
Expenses		
Transportation	5,898	5,304
Operating	70,687	53,045
General and administrative	13,290	10,244
Interest on long term debt	15,722	8,423
Depletion, depreciation and accretion	189,595	142,370
Trust Unit incentive compensation (note 9)	3,836	2,506
Internalization of management contract (note 12)	449	1,309
	299,477	223,201
Earnings before taxes	27,089	108,384
Capital and large corporation taxes (note 8)	224	885
Future income tax recovery (note 8)	(38,902)	(6,737)
Net earnings	$ 65,767	$ 114,236
Deficit, beginning of year	(267,475)	(199,445)
Distributions to unitholders	(212,211)	(182,266)
Deficit, end of year	$ (413,919)	$ (267,475)
Net earnings per Trust Unit (note 9)		
Basic	$ 0.89	$ 1.91
Diluted	$ 0.88	$ 1.88

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

Year Ended December 31 ($ thousands)	2006	2005
Operating activities		
Net earnings	$ **65,767**	$ 114,236
Items not requiring cash		
Depletion, depreciation and accretion	**189,595**	142,370
Internalization of management contract	**449**	1,309
Trust Unit incentive compensation	**3,836**	2,506
Gain on sale of other assets	**-**	(920)
Future income tax recovery	**(38,902)**	(6,737)
Funds flow from operations	**220,745**	252,764
Asset retirement expenditures	**(2,314)**	(1,497)
Change in non-cash working capital (note 10)	**(20,183)**	(45,797)
	198,248	205,470
Financing activities		
Increase in long term debt	**180,916**	16,982
Distributions to unitholders	**(212,211)**	(182,266)
Issue of Trust Units	**6,915**	107,447
	(24,380)	(57,837)
Change in non-cash working capital (note 10)	**(8,304)**	16,020
	(32,684)	(41,817)
Investing activities		
Property acquisitions	**(38,035)**	(28,389)
Corporate acquisitions (note 3)	**(1,652)**	(79,043)
Capital expenditures	**(131,373)**	(81,772)
Assets held for sale (note 4)	**(2,976)**	-
Proceeds on sale of properties	**3,712**	13,061
Proceeds on sale of other assets	**-**	1,486
	(170,324)	(174,657)
Change in non-cash working capital (note 10)	**4,760**	11,004
	(165,564)	(163,653)
Change in cash	$ **-**	$ -
Cash, beginning of year	**-**	-
Cash, end of year	$ **-**	$ -

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005
(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Organization

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. The Fund commenced operations on July 1, 1996. The beneficiaries of the Fund are the holders (the "unitholders") of trust units (the "Trust Units").

The business of the Fund is carried on by Shiningbank Energy Ltd. (the "Corporation") and Shiningbank Limited Partnership ("SLP"). The Fund owns, directly and indirectly, 100% of the common shares of the Corporation and 100% of the units of SLP. The activities of the Corporation and SLP are financed through interest bearing notes from the Fund and third party debt as described below in note 7.

Pursuant to the terms of agreements with the Corporation and SLP (collectively, the "Royalty Agreement"), the Fund is entitled to a payment from the Corporation and SLP each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed 99% of certain deductible expenditures (as defined). Under the terms of the Royalty Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures and to repay third party debt of the Corporation and SLP.

The Fund declares payable to the unitholders all or any part of the net income of the Fund earned from interest income on the notes and from the income generated under the Royalty Agreement, less any expenses of the Fund.

On June 21, 2005, the Corporation acquired all of the shares of Outlook Energy Corp. ("Outlook"). On August 2, 2005, the Corporation acquired Blizzard Energy Inc. ("Blizzard") pursuant to a Plan of Arrangement. Also on August 2, 2005, the Corporation, Outlook and Blizzard were amalgamated, continuing as Shiningbank Energy Ltd. Effective September 6, 2006, the Corporation acquired Find Energy Ltd. ("Find") pursuant to a take-over bid and amalgamated with Find and its subsidiary 999546 Alberta Ltd. on September 30, 2006 continuing as Shiningbank Energy Ltd.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. Significant Accounting Policies

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, and estimated future asset retirement expenditures which are based on estimates of reserves and future costs and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted. By their nature, these estimates, and those related to future fund flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, Shiningbank Operating Trust, Shiningbank Holdings Corporation ("SHC") and SLP Holdings Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties excluded from the depletion base and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs [see note 5 (a)] and are discounted using a risk-free interest rate.

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period and for the amount by which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligations

Shiningbank recognizes the fair value of an Asset Retirement Obligations ("ARO") in the period in which it is incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability increases and the amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to unitholders.

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or fund flows of hedged items. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic net earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. Business Acquisitions

(a) Acquisition of Find Energy Ltd.

Effective September 6, 2006, the Corporation acquired Find pursuant to a take-over bid for $348.8 million. The acquisition was accounted for by the purchase method and the results of operations of Find are included in the accounts from the closing date of September 6, 2006.

Fair value of 17,260,137 Shiningbank Trust Units issued	$	347,101
Related fees and expenses		1,652
Cost of acquisition	$	348,753
Working capital deficiency	$	(10,901)
Bank debt		(50,283)
Future income taxes		(84,500)
Asset retirement obligations		(4,198)
Goodwill		81,198
Petroleum and natural gas properties and equipment		417,437
Total consideration	$	348,753

(b) Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $225.4 million. The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date.

Fair value of 8,837,793 Shiningbank Trust Units issued	$	177,816
Cash consideration		46,600
Related fees and expenses		1,001
Cost of acquisition	$	225,417
Working capital deficiency	$	(43,852)
Deferred marketing contract		(400)
Future income taxes		(49,400)
Asset retirement obligations		(2,802)
Goodwill		41,631
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,417

(c) Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired all the outstanding shares of Outlook for $31.4 million. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date.

Cash consideration	$	31,210
Related fees and expenses		232
Cost of acquisition	$	31,442
Working capital deficiency	$	(496)
Future income taxes		(7,900)
Asset retirement obligations		(806)
Goodwill		7,783
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,442

4. Assets held for sale

During the year, as a result of a commitment arising from the Find acquisition, the Fund constructed three compressors and engaged in a plan to sell them by way of a consignment agreement with the manufacturer. One compressor has been sold as of December 31, 2006 and no gain or loss was realized on the sale. The two remaining compressors are expected to be sold in 2007 and therefore have been presented as assets held for sale on the Fund's balance sheet. Total proceeds on the two remaining compressors, net of consignment fees, are expected to be approximately $3.0 million. No gain or loss is expected on the sale of these assets.

5. Fixed Assets

(a) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of fixed assets. Forecast prices were obtained from third parties and adjusted for commodity differentials specific to the Fund. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2006.

	Oil		Gas	
Year	WTI US$/bbl	Edmonton Light C$/bbl	AECO C$/mmbtu	Alberta Reference C$/mmbtu
2007	$ 61.00	$ 68.58	$ 7.33	$ 7.12
2008	60.00	67.40	7.91	7.72
2009	60.00	67.37	7.89	7.70
2010	58.00	65.04	7.87	7.68
2011	56.00	62.71	8.02	7.83
2012	57.12	63.97	8.19	7.99
2013	58.26	65.25	8.35	8.15
2014	59.43	66.55	8.52	8.31
2015	60.62	67.88	8.69	8.48
Thereafter	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum

(b) Depletion

The Fund does not exclude any value for unproved property costs in the depletion calculation. The depletion calculation includes future development costs of $47.2 million.

6. Asset Retirement Obligations

Undiscounted expenditures totalling approximately $48 million are expected to be made over the next 40 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligations.

The Fund's asset retirement obligations are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005
Carrying amount, beginning of year	$ 30,348	$ 30,242
Liability incurred during the year, net of dispositions and adjustments	(2,661)	(4,120)
Settlement of liability during the year	(2,314)	(1,497)
Acquisitions during the year	4,198	3,608
Accretion expense	2,301	2,115
Carrying amount, end of year	$ 31,872	$ 30,348

7. Long Term Debt

Shiningbank Energy Ltd. maintains a $480 million revolving credit facility (increased from $365 million in September 2006) with a syndicate of Canadian chartered banks of which $430.3 million was drawn at December 31, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45% (changed from 0.95% in December 2006), depending on the total debt to cash flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2007. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

8. Income Taxes

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the earnings before income taxes. This difference results from the following items:

	2006	2005
Earnings before income tax	$ 27,089	$ 108,384
Combined federal and provincial tax rate	34.50%	37.62%
Expected tax	9,346	40,774
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	4,822	5,700
Other	5,297	833
Internalization of management contract	155	500
Change in tax rate	(10,129)	(100)
Resource allowance	(1,220)	(3,400)
Non-taxable portion of net income	(47,173)	(51,044)
Future income tax recovery	(38,902)	(6,737)
Capital and large corporation taxes	224	885
Income and capital taxes	$ (38,678)	$ (5,852)

The components of the future income tax liability for the Corporation and its affiliates at December 31, 2006 and 2005 are as follows:

	2006	2005
Future income taxes:		
Oil and natural gas properties	$ 145,598	$ 101,729
Asset retirement obligations	(8,101)	(9,153)
Non-capital losses	(2,006)	(3,465)
Other	(6,064)	(5,282)
	$ 129,427	$ 83,829

The non-capital losses expire as follows: 2008 - $4.8 million; 2009 - $6.4 million and 2013 - $1.1 million.

For the entities not subject to tax, the net difference between the tax bases and the reported amount is $86.6 million.

On December 21, 2006, the Federal Minister of Finance released draft legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain distributions from certain trusts and partnerships (the "Trust Taxation Proposal"). Subject to the Trust Taxation Proposal, returns on capital are generally taxed as ordinary income in the hands of a unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"). Pursuant to the Trust Taxation Proposal, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the trust level. Returns of capital generally are (and under the Trust Taxation Proposal will continue to be) tax-deferred for unitholders who are resident in Canada for purposes of the Tax Act (and reduce such unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

9. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2006		2005	
	Number	Amount	Number	Amount
Balance, beginning of year	68,186,198	$ 996,855	54,140,619	$ 706,954
Issued on acquisition *(note 3)*	17,260,137	347,101	8,837,793	177,816
Issued for cash	-	-	4,100,000	100,245
Issued on conversion of Exchangeable Shares	100,000	923	402,887	4,080
Issued for cash under Distribution Reinvestment Plan	217,706	4,956	355,498	8,302
Issued on exercise of rights	134,665	2,044	349,401	4,451
Less: Commissions and issue costs		(85)		(5,551)
Transfer from contributed surplus on exercise of rights		519		558
Balance, end of year	85,898,706	$ 1,352,313	68,186,198	$ 996,855

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction (see note 12). The Exchangeable Shares are non-transferable and exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2006, 75,775 (2005 - 151,549) Exchangeable Shares were held in escrow to be released in October 2007 under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution.

	2006		2005	
	Number	Amount	Number	Amount
Balance, beginning of year	184,326	$ 4,248	263,482	$ 7,019
Released from escrow	75,774	-	202,065	-
Conversion of Exchangeable Shares	(63,609)	(923)	(281,221)	(4,080)
Amortization of deferred portion		449		1,309
Balance, end of year	196,491	$ 3,774	184,326	$ 4,248
Exchange ratio, end of year	1.58724		1.44988	
Trust Units issuable upon conversion of non-escrowed shares	311,878		267,251	
Trust Units issuable upon conversion of 75,775 escrowed shares	120,273		219,728	
Total Trust Units issuable upon conversion of all shares	432,151		486,979	

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,995,692 Trust Units have been reserved for issuance under the plan, of which 3,944,964 rights had been issued as at December 31, 2006. At December 31, 2006, there were 2,633,002 rights outstanding (2005 - 1,855,000), of which 987,002 (2005 - 500,833) were exercisable at a weighted average exercise price of $13.35 (2005 - $12.84).

In January 2007, the Board of Directors of the Corporation approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances [see note 9 (e)].

	2006		2005	
Rights	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	1,855,000	$ 16.74	1,396,901	$ 14.74
Granted	991,000	$ 27.95	847,500	$ 21.63
Forfeited	(48,333)	$ 24.24	(40,000)	$ 19.76
Exercised	(134,665)	$ 15.18	(349,401)	$ 12.74
Balance before reduction of exercise price	2,663,002	$ 20.86	1,855,000	$ 18.16
Reduction of exercise price		(1.46)		(1.42)
Balance, end of year	2,663,002	$ 19.40	1,855,000	$ 16.74

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2006:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding At 12/31/06	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable At 12/31/06	Weighted Average Exercise Price
$7.00 to $11.99	482,500	5.3	$ 10.03	482,500	$ 10.03
$12.00 to $15.99	447,001	7.1	$ 14.62	273,668	$ 14.61
$16.00 to $18.99	722,501	8.1	$ 18.57	209,168	$ 18.58
$19.00 to $22.99	175,000	9.2	$ 20.98	21,666	$ 21.05
$23.00 to $27.99	836,000	9.0	$ 27.76	-	$ -
$7.00 to $27.99	2,663,002	7.8	$ 19.40	987,002	$ 13.35

Shiningbank recorded Trust Unit incentive compensation expense of $3.8 million for the year ended December 31, 2006 (2005 - $2.5 million) for rights issued between 2003 and 2006. This expense is related to general and administrative expenses.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	2006	2005
Balance, beginning of year	$ 3,364	$ 1,416
Trust Unit incentive compensation	3,836	2,506
Net benefit on rights exercised [1]	(519)	(558)
Balance, end of year	$ 6,681	$ 3,364

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $6.0 million fair value of the 991,000 rights issued during the year, being $6.03 per right (2005 - $4.67 per right), was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 3.9% to 4.6% (2005 - 3.8% to 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e) Long-term Incentive Program

In January 2007, the Board of Directors of the Corporation approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee of the Board of Directors of the Corporation establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.
The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

On January 2, 2007, a total of 136,664 Restricted Units and 122,945 Performance Units were granted.

(f) Distribution Reinvestment Plan

The Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") entitles eligible unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2006, 217,706 Trust Units were issued from treasury (2005 - 355,498) under the DRIP for proceeds of $5.0 million (2005 - $8.3 million).

(g) Per Trust Unit amounts

For the year ended December 31, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 74,192,685 (2005 - 59,711,327). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 332,464 Trust Units (2005 - 965,690) to the weighted average number of Trust Units outstanding.

10. Other Cash Flow Disclosures

	2006	2005
Change in non-cash operating working capital		
Business acquisitions *(note 3)*	$ (10,901)	$ (44,348)
Accounts receivable	427	(26,233)
Prepaid expenses	(2,507)	(2,276)
Accounts payable and accrued liabilities	(7,202)	27,060
	$ (20,183)	$ (45,797)
Change in non-cash financing working capital		
Distributions payable to unitholders	$ (8,304)	$ 16,020
Change in non-cash investing working capital		
Accounts payable for capital accruals	$ 4,760	$ 11,004
Cash payments		
Cash payments made for taxes	$ 813	$ 772
Cash payments made for interest	$ 15,204	$ 8,474

11. Financial Instruments

As at December 31, 2006, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, and Trust Unit distributions payable due to the short-term nature, or to long-term debt due to the floating interest rate. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at December 31, 2006, had the contracts been settled at that time, would have been a gain of $8.0 million.

Period	Commodity	Volume	Price
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor $11.50/GJ ceiling
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $8.70/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor $8.55/GJ ceiling
April 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
January 1, 2007 – December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor US$75.00/bbl ceiling

Subsequent to December 31, 2006, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor $8.55/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $9.00/GJ ceiling

12. Internalization of Management Contract

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.9 million plus 1,136,614 Exchangeable Shares.

Total consideration:	
Cash	$ 2,910
Exchangeable Shares issued	16,490
Costs associated with the transaction	1,195
Total purchase price	$ 20,595

Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2006, $449,000 (2005 - $1.3

million) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

13. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at December 31, 2006:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	**$ 10,243**	$ 2,727	$ 5,648	$ 1,868	$ -
Pipeline transportation	**2,430**	1,209	1,221	-	-
Total obligations	**$ 12,673**	$ 3,936	$ 6,869	$ 1,868	$ -

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

14. Related Party Transactions

During 2006, Shiningbank incurred $959,000 for legal services (2005 - $1.0 million) provided by a firm in which a current director is a partner, $674,000 of which was outstanding at December 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is for the three months and year ended December 31, 2006. This information is provided as of February 27, 2007. The fourth quarter and year-end results have been compared with the corresponding periods in 2005. This discussion and analysis should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2006 and 2005, together with the accompanying notes. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this discussion and analysis are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Management Discussion and Analysis and in the Fund's Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Recent Developments

Effective September 6, 2006, Shiningbank acquired Find Energy Ltd. ("Find") for consideration of $348.8 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $61.2 million of net debt.

On October 31, 2006, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The federal government is proposing that, starting in 2011, trusts will be required to pay corporate tax at a rate of 31.5% prior to issuing distributions. At the time of the announcement, the federal government failed to provide detailed guidance on the proposed tax rules governing income trusts in the future, or retroactive applications to existing trusts.

On December 8, 2006, Shiningbank and Rider Resources Ltd. ("Rider") jointly announced that they had agreed to terminate the previously announced Plan of Arrangement involving the two entities. This action was taken due to the uncertainty of the content and timing of the government's proposed legislation.

On December 21, 2006, the Federal Minister of Finance released draft legislation relating to the taxation of distributions from certain trusts and partnerships (the "Trust Taxation Proposal"). Currently, returns on capital are generally taxed as ordinary income in the hands of a unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"). This will remain in effect until January 1, 2011, as long as the Fund experiences "normal growth" and no "undue expansion". Under the federal government's proposal, commencing January 1, 2011, certain distributions from the Fund will be treated as dividends, in addition to being subject to corporate rates of tax at the trust level. The federal government is proposing that returns of capital will continue to be tax-deferred for unitholders who are resident in Canada for purposes of the Tax Act, resulting in a lower adjusted cost base for Trust Units held by unitholders. For a unitholder who is not resident in Canada for purposes of the Tax Act, distributions, whether of income or capital, will generally be subject to Canadian withholding tax.

On December 21, 2006, the federal government also provided guidance on "normal growth" for trusts over the next four years. Under the guidance, normal growth will be assessed based on an October 31, 2006 market capitalization benchmark. Over the four-year transition period, a trust's allowable growth will be 100% of the value of its issued and outstanding publicly traded units on October 31, 2006. In 2007, the allowable growth will be 40% of that benchmark; for the remaining three years, the allowable growth will be 20% per annum of that benchmark. These annual growth limits are cumulative and unused amounts can be carried forward within the transition period. Replacing debt that was outstanding as at October 31, 2006 with new equity will not be considered growth for these purposes.

The Fund is currently assessing the proposals and the potential implications to the Fund. It is not currently known when, or in what form, the proposed tax changes will be enacted into law.

Results of Operations

Production Volumes	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Oil (bbl/d)	**2,600**	2,421	7	**2,335**	2,346	-
Natural gas (mmcf/d)	**116.7**	106.4	10	**106.8**	93.2	15
Natural gas liquids (bbl/d)	**3,663**	3,133	17	**3,060**	3,003	2
Oil equivalent (boe/d)	**25,710**	23,288	10	**23,192**	20,876	11
Natural gas % of production	**76%**	76%	-	**77%**	74%	3

Daily production for the fourth quarter averaged 25,710 boe/d, up 10% from the same period last year. This increase was primarily due to the acquisition of Find, which closed on September 6, 2006. The Find assets contributed 18% to fourth quarter 2006 production. Average 2006 daily production was 11% higher than 2005 at 23,192 boe/d. This increase came from the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed on August 2, 2005 and contributed 17% to 2006 volumes. Production growth was partially offset by the natural declines of producing properties, estimated at an average 18% per year, and the disposition of an average 300 boe/d in fourth quarter 2005. Production in 2007 is forecast to average 25,500 to 26,000 boe/d.

Pricing - Including Hedging Activity						
	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Average prices - including hedging						
Oil ($/bbl)	$ 56.22	$ 64.48	(13)	$ 64.39	$ 61.78	4
Natural gas ($/mcf)	$ 7.19	$ 11.70	(39)	$ 7.26	$ 9.13	(20)
Natural gas liquids ($/bbl)	$ 49.95	$ 54.83	(9)	$ 55.77	$ 50.42	11
Oil equivalent ($/boe)	$ 45.43	$ 67.52	(33)	$ 47.29	$ 54.96	(14)
Benchmark prices						
WTI (US$/bbl)	$ 60.21	$ 60.02	-	$ 66.22	$ 56.56	17
AECO natural gas ($/mcf)	$ 6.36	$ 11.68	(46)	$ 6.98	$ 8.48	(18)

Natural Gas

Shiningbank's realized natural gas price averaged $7.19/mcf for the quarter, 39% lower than fourth quarter 2005. For the full year, the average price was 20% lower at $7.26/mcf. A hedging gain increased the realized gas price by $0.27/mcf for the quarter and $0.16/mcf for the year. In 2005, hedging activity lowered the realized price by $0.36/mcf for the quarter and $0.15/mcf for the year. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices due mainly to a higher than normal heat content in its gas. This premium was reduced in first quarter 2006 due to a rapid decline in daily gas markets to which a portion of Shiningbank's gas is sold. This reduction did not occur during the rest of 2006, but it could re-occur in periods of rapidly weakening daily prices. Natural gas prices have been relatively weak in early 2007 due to a surplus of natural gas in storage, however, pricing is expected to strengthen later in the year with 2007 forward strip prices currently over $8.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.22/bbl, down 13% from fourth quarter 2005. Realized oil prices for the year were $64.39/bbl, 4% higher than in 2005. Hedging had no effect on the price for either time period. This compares with 2005 hedging losses of $1.13/bbl for the quarter and $1.08/bbl for the year.

The benchmark West Texas Intermediate average price in 2006 was consistent with 2005 for the quarter and 17% higher for the year; however, the relative strength of the Canadian dollar reduced the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$64.50/bbl for 2007.

The quarterly average NGL price was 9% lower than in fourth quarter 2005 at $49.95/bbl, and 11% higher for the year at $55.77/bbl. In fourth quarter 2006, the Fund's NGL prices averaged 89% of Edmonton par oil prices, slightly higher than the historical average of 80% due to strong demand for NGL for use as diluent in the transportation of heavy oil. There is no actively traded futures market for NGL, but the Fund expects NGL prices to maintain their historical price relationship to oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are recorded when they are realized and included in oil and natural gas sales, unless a particular hedge is considered ineffective for accounting purposes. Currently, Shiningbank has the following hedging contracts in place, all of which are considered effective for accounting purposes:

Period	Commodity	Volume	Price
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor
			$10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor
			$10.50/GJ ceiling
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor
			$11.50/GJ ceiling
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor
			$9.70/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor
			$9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor
			$8.70/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor
			$8.55/GJ ceiling
April 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor
			$8.55/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor
			$9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor
			US$75.00/bbl ceiling

Effective January 1, 2007, the Fund adopted new accounting standards issued by the Canadian Institute of Chartered Accountants and thus discontinued the use of hedge accounting, which allowed gains and losses on hedging contracts to be recorded in oil and natural gas sales when they were realized. The new standard will result in outstanding hedging contracts being recorded on the balance sheet at their estimated fair value and subsequently marked-to-market in each reporting period. The gains and losses associated with marking these instruments to market in each period will be recorded in income as a non-cash item until their settlement. This will create some volatility in earnings from period to period. The new accounting standards for financial instruments and hedges are discussed in more detail under "Impact of New Accounting Policies".

Revenues								
	Three months ended December 31,				Year ended December 31,			
		% of		% of		**% of**		% of
(000s)	**2006**	**Revenue**	2005	Revenue	**2006**	**Revenue**	2005	Revenue
Oil	**$ 13,449**	**12**	$ 14,613	10	**$ 54,879**	**14**	$ 53,830	13
Natural gas	**74,253**	**69**	118,031	82	**276,795**	**69**	315,448	75
Natural gas liquids	**16,836**	**16**	15,803	11	**62,285**	**15**	55,260	13
Other income (loss)	**230**	**-**	(121)	-	**511**	**-**	916	-
Gas hedging	**2,908**	**3**	(3,536)	(3)	**6,326**	**2**	(4,860)	(1)
Oil hedging	**-**	**-**	(251)	-	**-**	**-**	(931)	-
	$107,676	**100**	$144,539	100	**$400,796**	**100**	$419,663	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)		
	Three months ended December 31,	Year ended December 31,
(000s)	2006/2005	2006/2005
Oil and natural gas liquids		
Volume increase	**$ 3,739**	**$ 793**
Price increase (decrease)	**(3,619)**	**8,212**
Net increase	**$ 120**	**$ 9,005**
Natural gas		
Volume increase	**$ 11,058**	**$ 45,393**
Price decrease	**(48,392)**	**(72,860)**
Net decrease	**$ (37,334)**	**$ (27,467)**

Royalties						
	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Total royalties, net (000s)	**$ 20,824**	$ 29,154	(29)	**$ 74,230**	$ 88,078	(16)
As a % of revenue	**19.3%**	20.2%	(4)	**18.5%**	21.0%	(12)
Per boe	**$ 8.80**	$ 13.61	(35)	**$ 8.77**	$ 11.56	(24)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased by 4% in the fourth quarter and 12% for the year due to production from the Sousa area where the Fund has lower royalty rates, combined with several one-time recoveries. The Fund forecasts royalty rates to average 21% for 2007.

Transportation Costs						
	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Transportation costs (000s)	**$ 1,509**	$ 1,662	(9)	**$ 5,898**	$ 5,304	11
Per boe	**$ 0.64**	$ 0.78	(18)	**$ 0.70**	$ 0.70	-

Transportation costs in the fourth quarter of 2006 decreased 18% on a boe basis from 2005 due to adjustments to prior quarters flowing through fourth quarter 2005. There was no difference between the 2006 and 2005 yearly boe rate. Transportation costs are forecast to average $0.70 to $0.80/boe for 2007.

Operating Costs						
	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Operating costs (000s)	**$ 20,251**	$ 13,290	52	**$ 70,687**	$ 53,045	33
Per boe	**$ 8.56**	$ 6.20	38	**$ 8.35**	$ 6.96	20

Operating costs on a boe basis increased 38% from fourth quarter 2005 and 20% year over year due to industry cost pressures, higher fuel and power costs together with workover costs at Sousa in the first quarter. Operating costs are forecast to average $7.50 to $7.75/boe in 2007.

Operating Netbacks						
	Three months ended December 31,			Year ended December 31,		
($/boe)	2006	2005	%	2006	2005	%
Natural Gas Wells						
Oil and natural gas sales	$ 43.45	$ 69.34	(37)	$ 45.38	$ 55.14	(18)
Hedging	1.29	(1.81)	171	0.79	(0.74)	207
Royalties	(8.83)	(13.64)	35	(8.60)	(11.52)	25
Transportation costs	(0.68)	(0.82)	17	(0.74)	(0.74)	-
Operating costs	(7.71)	(5.98)	(29)	(7.71)	(6.43)	(20)
Operating netbacks	$ 27.52	$ 47.09	(42)	$ 29.12	$ 35.71	(18)

	Three months ended December 31,			Year ended December 31,		
($/boe)	2006	2005	%	2006	2005	%
Oil Wells						
Oil and natural gas sales	$ 55.66	$ 68.67	(19)	$ 62.60	$ 61.99	1
Hedging	0.26	(1.28)	120	0.16	(1.03)	116
Royalties	(8.43)	(13.26)	36	(11.05)	(11.95)	8
Transportation costs	(0.08)	(0.17)	53	(0.13)	(0.17)	24
Operating costs	(21.60)	(8.95)	(141)	(17.26)	(12.78)	(35)
Operating netbacks	$ 25.81	$ 45.01	(43)	$ 34.32	$ 36.06	(5)

	Three months ended December 31,			Year ended December 31,		
($/boe)	2006	2005	%	2006	2005	%
All Wells						
Oil and natural gas sales	$ 44.20	$ 69.29	(36)	$ 46.54	$ 55.72	(16)
Hedging	1.23	(1.77)	169	0.75	(0.76)	198
Other income (loss)	0.10	(0.06)	267	0.06	0.12	(50)
Royalties	(8.80)	(13.61)	35	(8.77)	(11.56)	24
Transportation costs	(0.64)	(0.78)	18	(0.70)	(0.70)	-
Operating costs	(8.56)	(6.20)	(38)	(8.35)	(6.96)	(20)
Operating netbacks	$ 27.53	$ 46.87	(41)	$ 29.53	$ 35.86	(18)

Total operating netbacks decreased 41% quarter over quarter and 18% for the full year due mainly to lower natural gas prices and higher operating costs. This decrease was partially offset by lower royalty costs.

General and Administrative Costs						
	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
General and administrative costs (000s)	$ 6,059	$ 4,216	44	$ 13,290	$ 10,244	30
Per boe	$ 2.56	$ 1.97	30	$ 1.57	$ 1.34	17
Per average Trust Unit	$ 0.07	$ 0.06	17	$ 0.18	$ 0.17	6

General and administrative costs increased 30% on a boe basis from fourth quarter 2005 and 17% year over year. The increases reflect higher activity levels related to growth from acquisitions and development activities, higher costs due to added regulatory requirements, and significant pressure on salaries and benefits in a very competitive environment for staff. A one-time increase of $819,000 was recorded in the fourth quarter due to the write-off of transaction costs associated with the termination of the acquisition of Rider. Excluding this one-time cost, general and administrative costs were $2.22/boe (13% higher) for the quarter and $1.47/boe (10% higher) for full year 2006. General and administrative costs for 2007 are forecast to be approximately $1.50 to $1.60/boe.

Interest on Long Term Debt						
	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Interest on long term debt (000s)	$ 5,520	$ 2,031	172	$ 15,722	$ 8,423	87
Per boe	$ 2.33	$ 0.95	145	$ 1.86	$ 1.11	68
Per average Trust Unit	$ 0.06	$ 0.03	100	$ 0.21	$ 0.14	50

Interest expense per average Trust Unit increased 100% from fourth quarter 2005 and 50% for the year. The increases were due to higher interest rates and higher debt levels resulting from the Find acquisition and an active development program. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for 2007 is forecast to be approximately $2.60 to $2.70/boe.

Depletion, Depreciation and Accretion	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Depletion, depreciation and accretion (000s)	$ 59,966	$ 43,915	37	$ 189,595	$ 142,370	33
Per boe	$ 25.35	$ 20.50	24	$ 22.40	$ 18.68	20

Depletion, depreciation and accretion per boe rose 24% for the fourth quarter and 20% for the year. The increases were primarily related to the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005, the acquisition of Blizzard in third quarter 2005, and the acquisition of Find in the third quarter of 2006.

Trust Unit Incentive Compensation	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Trust Unit incentive compensation (000s)	$ 980	$ 641	53	$ 3,836	$ 2,506	53
Per boe	$ 0.41	$ 0.30	37	$ 0.45	$ 0.33	36

During 2006, nine new issues aggregating 991,000 Trust Unit rights were granted (2005 – eight issues aggregating 847,500 Trust Unit rights). One new issue of 10,000 Trust Unit rights was granted in fourth quarter 2006 (2005 - none). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total fourth quarter 2006 expense of $980,000 (2005 - $641,000) represented the fair value of Trust Unit rights issued during 2003 through to 2006. During the year, the total expense was $3.8 million (2005 - $2.5 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

In January 2007, the Board of Directors approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

On January 2, 2007, the Fund granted a total of 136,664 Restricted Units and 122,945 Performance Units. Associated compensation expense will be recorded evenly over the vesting period of the units as a non-cash expense until the vested units are settled.

Internalization of Management Contract	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Internalization of management contract (000s)	**$ 78**	$ 205	(62)	**$ 449**	$ 1,309	(66)
Per boe	**$ 0.03**	$ 0.10	(70)	**$ 0.05**	$ 0.17	(71)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During fourth quarter 2006, $78,000 (2005 - $205,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the year, $449,000 (2005 - $1.3 million) was expensed. During 2007, the remaining balance of $183,000 will be amortized to income.

Taxes	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Capital and large corporations taxes (000s)	**$ 147**	$ 89	65	**$ 224**	$ 885	(75)
Future income tax recovery (000s)	**$ (9,650)**	$ (749)	1,188	**$ (38,902)**	$ (6,737)	477
Per boe	**$ (4.02)**	$ (0.31)	1,197	**$ (4.57)**	$ (0.76)	501

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporations taxes were reversed in the second quarter reflecting recently introduced changes to the Tax Act. Future income tax recoveries were greater mainly due to lower tax rates enacted in the second quarter of 2006.

The following table summarizes an internal estimate of tax pools at December 31, 2006. These are provided for information purposes only, and have not been verified by any government or regulatory body.

Trust tax pools (000s)	$ 402,000
Operating entities' tax pools (000s):	
COGPE	22,000
CDE	199,000
CEE	21,000
UCC	204,000
Other	11,000
Total	$ 859,000

Earnings

The following table sets out changes in earnings before and after income taxes.

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Earnings (loss) before future income taxes (000s)	**$ (7,658)**	$ 49,336	(116)	**$ 26,865**	$ 107,499	(75)
Per Trust Unit - basic	**$ (0.09)**	$ 0.72	(113)	**$ 0.36**	$ 1.80	(80)
- diluted	**$ (0.09)**	$ 0.71	(113)	**$ 0.36**	$ 1.77	(80)
Net earnings (000s)	**$ 1,992**	$ 50,085	(96)	**$ 65,767**	$ 114,236	(42)
Per Trust Unit - basic	**$ 0.02**	$ 0.73	(97)	**$ 0.89**	$ 1.91	(53)
- diluted	**$ 0.02**	$ 0.72	(97)	**$ 0.88**	$ 1.88	(53)

Distributions to Unitholders						
	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	2006	2005	%	2006	2005	%
Funds flow from operations	**$ 53,366**	$ 94,181	(43)	**$ 220,745**	$ 252,764	(13)
Capital expenditures	**(30,854)**	(31,350)	(2)	**(131,373)**	(81,772)	61
Asset retirement expenditures	**(477)**	(619)	(23)	**(2,314)**	(1,497)	55
Debt and working capital adjustments	**30,335**	(821)	(3,795)	**125,153**	12,771	880
Distributions to unitholders	**$ 52,370**	$ 61,391	(15)	**$ 212,211**	$ 182,266	16
Distributions per Trust Unit	**$ 0.61**	$ 0.90	(32)	**$ 2.83**	$ 2.97	(5)
Trust Units outstanding, end of period	**85,899**	68,186	26	**85,899**	68,186	26
Payout ratio	**98%**	65%		**96%**	72%	

Total distributions to unitholders for the fourth quarter decreased 15% from the corresponding period in 2005 due to lower commodity prices. The Fund paid out 98% of its funds flow for fourth quarter 2006 and 96% for the year (2005 – 65% fourth quarter, 72% for the year). Accumulated Trust Unit distributions since inception total $902.4 million.

On a per Trust Unit basis, distributions decreased 32% for the fourth quarter and 5% year over year. In fourth quarter 2005, stable production and strong gas prices resulted in monthly distributions per Trust Unit being increased to $0.30 from the $0.23 which had been paid since June 2003. In light of weakening natural gas prices in 2006, monthly distributions per Trust Unit were reduced to $0.25 for the distribution paid on April 15, 2006, and then decreased to $0.23 for the distribution payable on August 15, 2006. In 2007, monthly distributions were reduced again to $0.15 per Trust Unit for the distribution payable on February 15, 2007.

Weak natural gas prices were one factor in the reduction to $0.15 per Trust Unit in 2007; more importantly, the Fund moved to preserve its financial flexibility in light of the dramatic drop in equity markets following the federal government's announcement of its intent to begin to tax income trusts in 2011. Shiningbank's payout ratio has been reduced to 60-65% of estimated 2007 funds flow from its three-year average of 84%. Shiningbank plans to fund substantially all of its 2007 capital program and distributions with internally generated funds flow. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

	Three months ended December 31,			Year ended December 31,		
(000s)	2006	2005	%	2006	2005	%
Cash flow from operating activities	**$ 91,018**	$ 81,319	12	**$ 198,248**	$ 205,470	(4)
Change in non-cash working capital	**(38,129)**	12,243	(411)	**20,183**	45,797	(56)
Asset retirement expenditures	**477**	619	(23)	**2,314**	1,497	55
Funds flow from operations	**$ 53,366**	$ 94,181	(43)	**$ 220,745**	$ 252,764	(13)

2006 Funds Flow Sensitivities

The estimated sensitivity of funds flow to important variables is shown in the table below.

			($000s)		Per Trust Unit
US$1 per bbl			$ 1,900		$ 0.02
Cdn $0.25 per mcf			$ 9,500		$ 0.11
US$0.01 exchange			$ 1,250		$ 0.01
100 bbl/d			$ 1,600		$ 0.02
1 mmcf/d			$ 1,800		$ 0.02
1% prime rate			$ 4,800		$ 0.06

Income Tax Information

For Canadian unitholders, 85.06% of cash distributions paid by the Fund in 2006 were required to be included in the income of unitholders. The remaining 14.94% was tax deferred representing an adjusted cost base for purposes of calculating capital gains or losses upon disposition of the Trust Units. The following table outlines the breakdown of the taxable and tax deferred portions for each distribution paid in 2006.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable ($ per Trust Unit)	Tax Deferred ($ per Trust Unit)
December 31, 2005	January 15, 2006	$ 0.30	$ 0.2552	$ 0.0448
January 31, 2006	February 15, 2006	0.30	0.2552	0.0448
February 28, 2006	March 15, 2006	0.30	0.2552	0.0448
March 31, 2006	April 15, 2006	0.25	0.2126	0.0374
April 30, 2006	May 15, 2006	0.25	0.2126	0.0374
May 31, 2006	June 15, 2006	0.25	0.2126	0.0374
June 30, 2006	July 15, 2006	0.25	0.2126	0.0374
July 31, 2006	August 15, 2006	0.23	0.1956	0.0344
August 31, 2006	September 15, 2006	0.23	0.1956	0.0344
September 30, 2006	October 15, 2006	0.23	0.1956	0.0344
October 31, 2006	November 15, 2006	0.23	0.1956	0.0344
November 30, 2006	December 15, 2006	0.23	0.1956	0.0344
Total		$ 3.05	$ 2.5943	$ 0.4557

[1] Distributions for income tax purposes are based on cash received during 2006 rather than accrual-based income reported for accounting purposes.

For US unitholders, 79.84% of distributions paid by the Fund in 2006 were taxable.

Unitholders in both Canada and the US should consult tax advisors as to the proper income tax treatment of distributions paid by the Fund.

Annual Financial Information				
(000s except per Trust Unit amounts)		2006	2005	2004
Oil and natural gas sales		$ 400,796	$ 419,663	$ 307,514
Earnings before future income taxes		26,865	107,499	52,607
Per Trust Unit	- basic	0.36	1.80	1.01
	- diluted	0.36	1.77	0.99
Net earnings		65,767	114,236	138,806
Per Trust Unit	- basic	0.89	1.91	2.66
	- diluted	0.88	1.88	2.61
Total assets		1,649,012	1,169,580	826,797
Total long term debt		430,328	199,129	182,147
Property acquisitions		38,035	28,389	2,615
Corporate acquisitions		348,753	256,859	177,067
Capital expenditures		131,373	81,772	56,339
Funds flow from operations		220,745	252,764	174,878
Per weighted average Trust Unit		2.98	4.23	3.35
Distributions to unitholders		212,211	182,266	146,360
Per Trust Unit		2.83	2.97	2.76
Payout ratio		96%	72%	84%
Trust Units outstanding		85,899	68,186	54,141
Weighted average		74,193	59,711	52,209

Shiningbank's growth has been driven by acquisitions and the subsequent development of the acquired properties. In 2004, the Fund completed the corporate acquisitions of Birchill Resources Ltd. and Good Ridge Explorations Ltd. In 2005, the Fund completed the corporate acquisitions of Blizzard and Outlook. In 2006, the Fund completed the corporate acquisition of Find, its biggest acquisition to date. Such acquisitions add to production volumes, revenues, earnings, assets and undeveloped land. In addition, the Fund's development drilling program is aimed at maintaining stable production by arresting natural production declines.

Revenues and earnings are greatly affected by commodity prices, particularly natural gas prices as 77% of the Fund's 2006 production was natural gas. With such a high weighting to natural gas, the Fund's revenues and earnings closely track changes in natural gas pricing.

In 2004 and again in 2005, the combination of acquisition-driven production growth and high commodity prices led to improved revenues and funds flow. In 2006, production growth was more than offset by lower commodity prices. Net earnings increased as a percentage of revenue in 2004 through the recovery of future income taxes related to the Fund's internal restructuring. This was a one-time recovery and did not affect 2005 or 2006 net earnings.

Quarterly Financial Information			
(000s except per Trust Unit amounts)	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Oil and natural gas sales	**$ 107,676**	$ 94,066	$ 93,011	$ 106,043
Earnings (loss) before future income taxes	**(7,658)**	4,177	9,797	20,549
Per Trust Unit - basic	**(0.09)**	0.06	0.14	0.30
- diluted	**(0.09)**	0.06	0.14	0.30
Net earnings	**1,992**	15,677	23,896	24,202
Per Trust Unit - basic	**0.02**	0.21	0.35	0.35
- diluted	**0.02**	0.21	0.35	0.35
Funds flow from operations	**53,366**	51,577	53,349	62,453
Per weighted average Trust Unit	**0.62**	0.71	0.78	0.91
Distributions to unitholders	**52,370**	55,190	49,956	54,695
Per Trust Unit	**0.61**	0.69	0.73	0.80
Payout ratio	**98%**	107%	94%	88%
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Oil and natural gas sales	$ 144,539	$ 111,763	$ 83,222	$ 80,139
Earnings before future income taxes	49,336	28,259	17,015	12,889
Per Trust Unit - basic	0.72	0.46	0.31	0.24
- diluted	0.71	0.46	0.31	0.23
Net earnings	50,085	30,995	18,781	14,375
Per Trust Unit - basic	0.73	0.51	0.34	0.26
- diluted	0.72	0.50	0.34	0.26
Funds flow from operations	94,181	67,721	46,353	44,509
Per weighted average Trust Unit	1.38	1.11	0.85	0.81
Distributions to unitholders	61,391	45,750	37,628	37,497
Per Trust Unit	0.90	0.69	0.69	0.69
Payout ratio	65%	68%	81%	84%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook in second quarter 2005, the acquisition of Blizzard in third quarter 2005, and again with the acquisition of Find in third quarter 2006. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in 2006 was 94%.

Natural gas prices have been volatile through the past eight quarters with a sharp increase in third and fourth quarter 2005, followed by a return to more normal levels in early 2006. Third quarter 2006 natural gas prices declined to four-year lows, but recovered somewhat in fourth quarter 2006. Natural gas prices weakened significantly from late 2005 and through 2006 due to a surplus of natural gas inventories. Oil prices increased substantially in 2005 and early 2006, although prices softened in fourth quarter 2006.
Funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding. Monthly distributions per Trust Unit decreased 32%, from $0.23 to $0.15 per unit, for the final distribution of the fourth quarter in 2006 based on lower commodity prices, particularly for natural gas, and a change in payout strategy by the Fund as a result of proposed government changes in income tax laws.

Costs of Acquisition and Development Activities

Effective September 6, 2006, Shiningbank acquired Find Energy Ltd. ("Find") for consideration of $348.8 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $61.2 million of net debt.

A total of $30.9 million was spent on drilling and new facilities during fourth quarter 2006 and $131.4 million for the full year, compared with $31.4 million and $81.8 million, respectively, for the same periods in 2005. A total of 275 wells (106.3 net) were drilled in the 2006, of which 238 (92.8 net) were successful gas wells, 30 (7.1 net) were successful oil wells and seven (6.4 net) were dry and abandoned.

Funds flow contributed $8.5 million of the yearly expenditures, with the balance funded by bank debt and proceeds from the Fund's Distribution Reinvestment Plan ("DRIP"). The fourth quarter expenditures were funded substantially by bank debt, proceeds from the DRIP and working capital drawdown.

In 2007, the Fund plans to spend approximately $110 to $120 million on drilling, tie-ins, new facilities and maintenance capital. Under the Fund's new distribution policy, it is expected that substantially all of these capital expenditures will be funded through funds flow.

Net Asset Value			
		Discount factor	
(000s except per Trust Unit amounts)	8%	10%	12%
Present value of reserves[1]			
Proved	$ 1,283,847	$ 1,191,546	$ 1,113,415
Probable	504,674	433,274	377,164
Undeveloped lands	110,375	110,375	110,375
Working capital deficiency	(19,788)	(19,788)	(19,788)
Total assets	1,879,108	1,715,407	1,581,166
Long term debt	(430,328)	(430,328)	(430,328)
Net asset value	$ 1,448,780	$ 1,285,079	$ 1,150,838
Trust Units outstanding at December 31, 2006	85,899	85,899	85,899
Net asset value per Trust Unit at December 31, 2006	$ 16.87	$ 14.96	$ 13.40

[1] The present value of reserves is based on the reserves estimates prepared by Paddock Lindstrom & Associates Ltd. in their December 31, 2006 evaluation using forecast price and cost assumptions in accordance with NI 51-101.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Capital expenditures and smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the DRIP. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions and capital expenditures. When the proceeds of an equity issue are greater than capital expenditures and acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 12 public equity issues have been completed, all in conjunction with a major acquisition. These acquisitions and strong commodity prices have led to steady accretion in value to unitholders. While the issue of new equity has the potential to dilute existing unitholders, over time, that has not been the case. This is evident in the growth of the Net Asset Value ("NAV") per unit. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2006, the NAV was $14.96 per unit, discounted at 10%, despite payment of over $25 per unit in distributions since 1996. That level of per unit growth indicates that unitholders have not been diluted.

In its December 21, 2006 press release, the federal government provided guidance on "normal growth" for trusts over the next four years. Under the guidance, normal growth will be assessed based on an October 31, 2006 market capitalization benchmark. Over the four-year transition period, a trust's allowable growth will be 100% of the value of its issued and outstanding publicly traded units on October 31, 2006. In 2007, the allowable growth will be 40% of that benchmark; for the remaining three years, the allowable growth will be 20% per annum of that benchmark. These annual growth limits will be cumulative and therefore unused amounts can be carried forward and used in subsequent periods within the transition period. Replacing debt that was outstanding as at October 31, 2006 with new equity will not be considered growth for these purposes. Therefore, based on Shiningbank's market capitalization of approximately $1.7 billion, and outstanding debt on October 31, 2006 of $373 million, the Fund could conceivably issue as much as $2.1 billion in new equity over the next four years.

While these guidelines are unlikely to affect the Fund's ability to raise the capital required to maintain and grow its existing operations during the transition period, the federal government's Trust Taxation Proposal has increased the Fund's cost of capital and may affect its ability to undertake more significant acquisitions in the future.

It is not known at this time when the Trust Taxation Proposal will be enacted by Parliament, or whether it will be enacted in the form currently proposed.

Long Term Debt

The Fund currently has a $480 million revolving credit facility, which was increased from $365 million in September 2006, of which $430.3 million was drawn at December 31, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with quarterly principal payments, if necessary, commencing on July 26, 2007. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45% (reduced from 0.95% in December 2006), depending on the Fund's total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to cash flow ratio at year end was 1.9:1.

Unitholders' Equity

In third quarter 2006, the Fund issued 17,260,137 Trust Units for a total of $347.1 million to Find shareholders as part of the Find acquisition. An additional 160,657 Trust Units were issued during the fourth quarter (452,371 - full year 2006) under the Trust Unit Rights Incentive Plan, the DRIP and on the conversion of Exchangeable Shares.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of February 27, 2007, the Fund had 85,943,397 Trust Units, 196,491 non-escrowed Exchangeable Shares and 75,775 escrowed Exchangeable Shares outstanding. The remaining Exchangeable Shares held in escrow will be released in October 2007. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2006, the exchange rate was 1.58724 Trust Units for each Exchangeable Share.

Future Growth

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition and development opportunities and selects those it believes to be accretive for such parameters as funds flow, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has a revolving credit facility with a syndicate of Canadian chartered banks, which provides sufficient debt capital to complete all but the largest acquisitions. However, Shiningbank's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow.

Based on the "normal growth" guidelines discussed previously in the Liquidity and Capital Resources section, the Fund could issue up to $2.1 billion in Trust Units between now and December 31, 2010. Since its inception in 1996, the Fund has issued approximately $1.3 billion in equity to fund the growth and maintenance of existing operations. As noted previously, while it is unlikely these guidelines will affect the Fund's ability to raise the capital required to maintain and grow its existing operations during the transition period, they have adversely affected its cost of capital and may affect the Fund's ability to undertake more significant acquisitions in the future.

Contractual Obligations					
		Payments Due by Period			
		Less than	1 - 3	4 - 5	After
(000s)	Total	1 Year	Years	Years	5 Years
Long term debt principal[1]	**$ 430,328**	$ -	$ 430,328	$ -	$ -
Operating leases	**10,243**	2,727	5,648	1,868	-
Pipeline transportation	**2,430**	1,209	1,221	-	-
Total obligations	**$ 443,001**	$ 3,936	$ 437,197	$ 1,868	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the DRIP, debt financing and periodic equity financing.

Impact of New Accounting Policies

Effective January 1, 2007, the Fund adopted a series of new standards released by the Canadian Institute of Chartered Accountants, which establish guidance for the recognition and measurement of financial instruments. Section 1530 "Comprehensive Income, Section 3855 "Financial Instruments – Recognition and Measurements", and Section 3865 "Hedges" were released in April 2005 and are effective for interim and annual financial statement years beginning on or after October 1, 2006. To accommodate these new sections, there have been a number of amendments to other existing accounting standards. These new standards require that all financial instruments within scope, including derivatives, be included on the balance sheet and measured either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. These standards also specify when gains and losses as a result of changes in fair value are to be recognized in net income or other comprehensive income. Future reporting periods will be impacted by these standards and the resulting impacts will be assessed at that time.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its petroleum and natural gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligations

The Fund's estimated asset retirement obligations are based on estimated timing and costs to abandon and restore properties and facilities.

Related Party Transactions

During 2006, Shiningbank incurred $959,000 for legal services (2005 - $1.0 million) provided by a firm in which a current director is a partner, $674,000 of which was outstanding at December 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Fund is accumulated and communicated to the Fund's management as appropriate to allow timely decisions regarding required disclosure. The Fund's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2006, that the Fund's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Fund, including its consolidated subsidiaries, is made known to them by others within those entities.

Changes in Internal Control over Financial Reporting

No changes were made in the Fund's internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

Business Risks

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

Market Risks

Commodity Prices

The primary risk to funds flow and therefore, distributions, is fluctuations in oil and natural gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize short-term distributions, or to improve the economics of an acquisition, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree, natural gas are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may depend on the strength of the Canadian dollar relative to the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

Environmental Risks

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

Political and Legal Risks

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure;
- Changes in income tax laws, including the Trust Taxation Proposal, which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Operating Risks

Field Operations

Oil and gas production activities carry a number of inherent risks including: production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policies related to health and safety, and minimizing impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $25 million require Board of Directors' review and approval.

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